FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	June 21, 2007	WRITER’S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL
VIA EDGAR AND FEDERAL EXPRESS		CLIENT/MATTER NUMBER 043825-0138

Mr. David R. Humphrey
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Journal Communications, Inc. Form 10-K for the year ended December 31, 2006 File No. 001-31805

Dear Mr. Humphrey:

        On behalf of our client, Journal Communications, Inc., a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 7, 2007 (the “Comment Letter”), with respect to the above-referenced filing (the “Form 10-K”). The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

Form 10-K for the year ended December 31, 2006

Managements’ Discussion and Analysis

Overview, page 35

1.	The overall assessment of your businesses highlights the financial performance of your broadcasting business while, at the same time, hedging the disclosure with respect to declines in your publishing business by discussing the successful introduction of Web-based initiatives and the growth in your distribution and commercial print businesses. Due to the significance of your publishing business, we believe it should be discussed first (consistent with your overall MD&A presentation), and that such discussion should highlight known material trends, both for your operations and for the industry as a whole. In this regard, we note your disclosure on page 39 regarding the decrease in retail and classified automotive advertising and how such decrease is consistent with the national trend. However, there is no specific discussion of this national trend, and its underlying reasons, and whether you expect such trend to continue in the future. See Item 303(a)(3)(ii) of Regulation S-K.

        The Company respectfully advises the Staff that, in future filings with the Commission, the Company will prepare the “Overview” section of “Management’s Discussion and Analysis” to first include a discussion of the Company’s publishing business, followed by a discussion of the Company’s broadcast business. In addition, the Company will include within MD&A, in future filings with the Commission, additional discussions of any known trends that have had, or that the Company reasonably expects will have, a material favorable or unfavorable impact on the Company’s business, as required by Item 303(a)(3)(ii) of Regulation S-K.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. David R. Humphrey
June 21, 2007

Financial Statements

Note 5 – Commitments, page 76

2.	Please confirm to us and revise your disclosure to indicate that you amortize rent expense related to leases with rent escalation clauses on a straight-line basis.

        The Company respectfully advises the Staff that it amortizes rent expense on a straight-line basis for leases with rent escalation clauses. The Company will revise this footnote, in future filings with the Commission, to indicate that it amortizes rent expense on a straight-line basis for leases with rent escalation clauses.

Note 10- Acquisition and Sale, page 84

3.	We note your disclosure here and elsewhere in your filing that you engage a third party independent valuation firm to assist in both the preliminary and final phases of the asset allocation process associated with the acquisition of the three television stations acquired during fiscal 2005. We also note that you filed a Form S-8 on May 22, 2007 in which your 2006 Form 10-K was incorporated by reference. Such disclosure assigns responsibility for such valuation to an entity other than management, and “expert.” As such, this expert must be explicitly named in your Form 10-K and consent from such expert must be filed under Exhibit 23 when the document is incorporated by reference into a registration statement and/or in the registration statement itself, as applicable. Refer to Item 601 of Regulation S-K.

        The Company respectfully advises the Staff that management hired an independent professional appraiser to assist the Company in the determination of a purchase price allocation related to the Company’s acquisition of the three television stations acquired during fiscal 2005. The Company further advises that Company management did not assign responsibility for such valuation to the independent, professional appraiser but instead utilized the information provided by the independent, professional appraiser as one component of the information that it considered when making the final purchase price allocation. In addition, since the filing of the Form 10-K, the Federal Communications Commission approved the sale of, and the Company purchased, the broadcast license for KMTV-TV in Omaha. Consequently, in future filings, the Company will revise the last paragraph under the heading “Acquisition of Three Television Stations” in this footnote to read as follows:

Mr. David R. Humphrey
June 21, 2007

Due to the length of time to complete the purchase price allocation for an acquisition of this size and complexity, as of year end 2005, we recorded a preliminary purchase price allocation. The final purchase price allocation was recorded in the first quarter of 2006. We hired an independent, professional appraiser to assist us with the preliminary and final purchase price allocations. On March 27, 2007, upon approval by the Federal Communications Commission (FCC), we acquired the broadcast license for KMTV-TV in Omaha. The goodwill and the broadcast licenses, which we acquired, are not subject to amortization for financial reporting purposes. These intangible assets are, however, deductible for income tax purposes.

*    *    *    *

        Additionally, as requested, the Company is also enclosing with the hard copies of this response letter a letter from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments in the Form 10-K do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

        If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5668 or Benjamin F. Garmer, III at (414) 297-5765.

Very truly yours, /s/ Russell E. Ryba Russell E. Ryba

Enclosures

cc:	Amy Geddes Securities and Exchange Commission Steven J. Smith Paul M. Bonaiuto Mary H. Leahy Journal Communications, Inc. Benjamin F. Garmer, III Jessica S. Allen Foley & Lardner LLP

Journal Communications, Inc.
333 West State Street
Milwaukee, Wisconsin 53203

June 21, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Journal Communications, Inc. Form 10-K for the year ended December 31, 2006 File No. 001-31805

Ladies and Gentlemen:

        Journal Communications, Inc. (the “Company”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 7, 2007, with respect to the above-referenced filing (the “Form 10-K”), hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments in the Form 10-K do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
JOURNAL COMMUNICATIONS, INC.
/s/ Paul M. Bonaiuto
Paul M. Bonaiuto
Executive Vice President and Chief Financial
Officer